                                   Form 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549


                   Annual Report Pursuant to Section 15(d) of
               The Securities Exchange Act of 1934 (Fee Required)

                 X For the fiscal year ended September 30, 1996
                ---

                                       or


                   Transition report Pursuant to Section 15(d) of
                ---
             The Securities Exchange Act of 1934 (No Fee Required)

                           Commission File No. 0-3747

A. Full title of plan and address of the Plan, if different from that of the issuer named below:

         THE CATO CORPORATION
         EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         THE CATO CORPORATION
         Human Resources Department
         8100 Denmark Road
         Charlotte, NC  28273

                              THE CATO CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN
                                   FORM 11-K
                               September 30, 1996

                               Table of Contents

                                                                            Page
                                                                             No.



              Part I  - Exhibit Index and Related Exhibits .................. 2

              Part II - Financial Information

                 Independent Auditors' Report................................ 3

                 Statements of Net Assets.................................... 4

                 Statements of Changes in Net Assets ........................ 5

                 Notes to Financial Statements............................. 6-7

                 Other Information .......................................... 8

                 Independent Auditors' Consent............................... 9


                              THE CATO CORPORATION

                          EMPLOYEE STOCK PURCHASE PLAN



                                     INDEX

                         Form 11-K for the Years Ended
                   September 30, 1996 and September 30, 1995



 Exhibit   Description                                               Page
    No.    Of Exhibit                                                 No.
 -------  ------------                                               ----

23.       Consent of Deloitte & Touche LLP, Independent Auditors..... 9



DELOITTE & TOUCHE LLP [LOGO]                                              Page 3


                                1100 Carillon           Telephone: (704)372-3560
                                227 West Trade Street
                                Charlotte, North Carolina 28202-1675


INDEPENDENT AUDITORS' REPORT

The Employee Benefit Plan Administrative Committee
The Cato Corporation


We have audited the accompanying statements of net assets of the Cato Corporation Stock Purchase Plan (The "Plan"), as of September 30, 1996 and 1995, and the related statements of changes in net assets for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the new assets of the Plan at September 30, 1996 and 1995, and the changes in net assets for the years then ended in conformity with generally accepted accounting principles.


/s/Deloitte & Touche LLP

December 11, 1996

               THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
                            STATEMENTS OF NET ASSETS




                                        September 30,
                                       ----------------
                                        1996     1995
                                       -------  -------
Receivable from Company                $     0   $2,999
                                       -------  -------
Liabilities of the Plan                $     0   $2,999
                                       -------  -------
Net Assets                             $     0   $    0
                                       =======  =======



See accompanying notes to financial statements.

               THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
                      STATEMENTS OF CHANGES IN NET ASSETS


                     FOR THE YEARS ENDED SEPTEMBER 30, 1996
                             AND SEPTEMBER 30, 1995




                                                                         1996        1995
                                                                      ---------    ---------
Increases:

           Employee Contributions                                     $306,865      $425,869
Decreases:
           Purchases of The Cato Corporation
                Common Stock (51,010 and 68,473 shares
                for the years ended September 30, 1996
                and 1995, respectively)                                277,488       379,755

           Cash Withdrawals                                             29,377        46,741
                                                                      --------      --------
                                                                       306,865       426,496
                                                                      --------      --------
Net Increase (Decrease)                                                      0          (627)

Net Assets at Beginning of Year                                              0           627
                                                                      --------      --------
Net Assets at End of Year                                             $      0      $      0
                                                                      ========      ========

   See accompanying notes to financial statements.

               THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
                         NOTES TO FINANCIAL STATEMENTS
                     Year Ended September 30, 1996 and 1995


NOTE 1 - BASIS OF PRESENTATION

The accompanying financial statements of The Cato Corporation Employee Stock Purchase Plan ("the Plan") have been prepared on the accrual basis. The Plan's fiscal year ends on September 30.

NOTE 2 - PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Board of Directors of The Cato Corporation adopted the Plan on September 23, 1993 and the Plan was approved by Shareholders of the Company at the Annual Meeting of Shareholders on May 19, 1994. The Plan became effective as of November 1, 1993 and will terminate on September 20, 2003, unless extended by the Board of Directors or terminated sooner by the sale of all Shares offered under the Plan. Of the 250,000 shares of the Cato Corporation Common stock originally reserved under the Plan, 88,989 shares remained available at September 30, 1996 and 139,999 shares remained available at September 30, 1995.

The purpose of the Plan is to provide eligible employees with an opportunity to participate in the accumulation and potential appreciation in value of the Common Stock of The Cato Corporation. Eligible employees are those who are regularly scheduled to work at least 20 hours each week and more than 5 months each calendar year and are actively employed on the first and last day of the purchase period. Under the terms of the Plan, all eligible employees of the Company, through payroll deductions, are allowed to purchase, at six-month intervals specified in the Plan, shares of Common Stock at a 15% discount from the last reported sale price of the Common Stock on the NASDAQ National Market System. In addition to the Common Stock which may be purchased through payroll deductions, Common Stock discounted 15% may also be purchased by each plan participant by a one-time election on April 15 of each year in an amount not to exceed $10,000. The purchase price at which shares will be sold during each offering period is 85% of the lower of the fair market value at (1) the beginning date of an offering period or (2) ending date of an offering period. The purchase price for the one-time election is 85% of the last sale price on or before the April 15 date as listed on the NASDAQ National Market System.

NOTE 2 - PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT PLAN PROVISIONS -
CONTINUED


Contributions are limited to 10 percent of compensation for the biannual purchases made through payroll deductions. The aggregate fair market value of Shares of Common Stock that may be purchased by any participant during any calendar year may not exceed $25,000. Pending investment, funds may be held by The Cato Corporation. In addition to employee contributions, all dividends paid on Common Shares purchased through the plan are automatically reinvested in additional shares.

A participant may withdraw all or any portion of the full shares held in the participant's account under the Plan by notifying The Cato Corporation in writing. A participant may suspend payroll deductions at any time and applicable payroll deductions will be returned to the participant.

The Plan is a stock plan as defined in Section 423 of the Internal Revenue Code of 1986, as amended. Substantial tax benefits are allowed to participants with respect to the treatment of the stock purchased within the plan, provided certain holding period requirements are met.

All costs to administer the Plan are paid by the Company.

SIGNATURES


     In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



DATE:    December 19, 1996


                                          The Cato Corporation


                                          By: /s/ Robert Sandler
                                              -------------------
                                          Senior Vice President
                                          Controller